Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	15:15 02-Feb-05
Number	1275I

RNS Number:1275I
Wolseley PLC
02 February 2005

We have today been informed that Sprucegrove Investment Management Limited no longer has a notifiable interest in the Company's ordinary shares of 25p each.

Further Information

M. J. White – Group Company Secretary and Counsel
0118 929 8700

END

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